UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 2, 2024

Commission File Number: 0-29374

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

 SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2024

EDAP TMS S.A.

/s/ KEN MOBECK
KEN MOBECK
CHIEF FINANCIAL OFFICER

EDAP Appoints Ken Mobeck, Global Chief Financial Officer, and Francois Dietsch, Global Chief Accounting Officer

LYON, France, January 2, 2024 - EDAP TMS SA (Nasdaq: EDAP), (“EDAP”), the global leader in robotic energy-based therapies, today announced that the Company has appointed Ken Mobeck as its Chief Financial Officer of EDAP worldwide, and Francois Dietsch as Global Chief Accounting Officer. Both appointments are effective as of January 1, 2024.

“Over the past year, we have continued to align our organization in support of our strategic growth initiatives to build shareholder value by focusing on expanding our operational and commercial presence in the U.S.,” said Ryan Rhodes, Chief Executive Officer of EDAP. “Based on Ken’s extensive experience in global finance, investor relations and operations, this appointment to Global Chief Financial Officer is consistent with our ongoing alignment and will enable EDAP to remain focused on executing our current growth strategy while also increasing our visibility amongst U.S. investors. Consistent with these changes, we also believe the timing is now ideal for establishing a formal, officer-level position for our global accounting function, and based upon Francois’ impressive record of accomplishment and experience with EDAP, I am pleased that he will now serve as our Global Chief Accounting Officer.”

About EDAP TMS SA

A recognized leader in the global therapeutic ultrasound market, EDAP TMS develops, manufactures, promotes and distributes worldwide minimally invasive medical devices for various pathologies using ultrasound technology. By combining the latest technologies in imaging and treatment modalities in its complete range of Robotic HIFU devices, EDAP TMS introduced the Focal One® in Europe and in the U.S. as an answer to all requirements for ideal prostate tissue ablation. With the addition of the ExactVu™ Micro-Ultrasound device, EDAP TMS is now the only company offering a complete solution from diagnostics to focal treatment of Prostate Cancer. EDAP TMS also produces and distributes other medical equipment including the Sonolith® i-move lithotripter and lasers for the treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the Company, please visit http://www.edap-tms.com, us.hifu-prostate.com and www.focalone.com.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of applicable federal securities laws, including Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934, which may be identified by words such as “believe,” “can,” “contemplate,” “could,” “plan,” “intend,” “is designed to,” “may,” “might,” “potential,” “objective,” “target,” “project,” “predict,” “forecast,” “ambition,” “guideline,” “should,” “will,” “estimate,” “expect” and “anticipate,” or the negative of these and similar expressions, which reflect our views about future events and financial performance. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, the clinical status and market acceptance of our HIFU devices and the continued market potential for our lithotripsy and distribution divisions, as well as risks associated with the current worldwide inflationary environment, the uncertain worldwide economic, political and financial environment, geopolitical instability, climate change and pandemics like the COVID 19 pandemic, or other public health crises, and their related impact on our business operations, including their impacts across our businesses or demand for our devices and services.

1

Other factors that may cause such a difference may also include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F.

Forward-looking statements speak only as of the date they are made. Other than required by law, we do not undertake any obligation to update them in light of new information or future developments. These forward-looking statements are based upon information, assumptions and estimates available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete.

Company Contact

Blandine Confort

Investor Relations / Legal Affairs

EDAP TMS SA

+33 4 72 15 31 50

bconfort@edap-tms.com

Investor Contact

John Fraunces

LifeSci Advisors, LLC

(917) 355-2395

jfraunces@lifesciadvisors.com

2